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CONSENT of AUTHOR

I, Michael Royle, do hereby consent to the public filing of the technical report titled “Technical Report with an Updated Mineral Resource Estimate for the Wheeler River Property, Northern Saskatchewan, Canada” (the Technical Report) with an effective date of March 9, 2018, by Denison Mines Corp.

I also consent to any extracts from or a summary of the Technical Report under the National Instrument 43-101 disclosure of Denison, including in the press release of Denison Mines Corp. dated January 31, 2018 (the “Press Release”).

I certify that I have read the Press Release and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this 15th day of March, 2018.

“Signed”

Michael Royle, MAppSci., PGeo
Principal Hydrogeologist

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